UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

02052851

August 22, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____   No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By: ______________________

Iris Penso, Adv.
Corporate Legal Counsel
And Corporate Secretary

Date: August 22, 2002

Company Contact:
Blue Square-Israel Ltd.
Zvi Bochman
Toll-free telephone from US and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: finance@coop.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES SECOND QUARTER AND FIRST SIX MONTHS 2002 RESULTS

ROSH HA'AYIN, Israel – August 22, 2002 -- Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the second quarter and six months ended June 30, 2002.

Results for the Quarter

Revenues for the second quarter of 2002 were NIS 1,384.6 million[(a)] (US $290.3 million)[(b)], a decrease of 8.8% compared to NIS 1,518.3 million in the second quarter of 2001. Revenues for the quarter reflect:

- Adjustments made to the Company's financial statements to reflect the rise in the Consumer Price Index (CPI). **According to Israeli GAAP, previous period results are adjusted to reflect Israel's CPI, which tracks a broad cross-section of items that affect the cost of living.** During the first six months of 2002, the CPI rose by 6.3%. However, during the same period, Israel's Food Index rose by only 1.4%; further, the Company's average prices changes have been below the published index, reflecting the continuing shift toward hard discount formats. *As a result, even if sales volume had been identical in current and previous quarters, there would still have been a substantial decline in revenues.*
- **The timing of the Passover holiday buying season**, which in 2002 occurred entirely during the first quarter, but that occurred primarily during the second quarter of 2001. This increased the Company's sales during the first quarter of 2002, and reduced its second quarter 2002 sales in comparison to the corresponding quarter of 2001.
- **The difficult economic situation and the rise in unemployment,** which has eroded the purchasing power of a large proportion of Israeli consumers, resulted in decreased demand.

- **The security situation** has further decreased the sales of the Company's stores in shopping malls.
- **The timing of the opening of new store branches.** During the quarter, the Company closed one store permanently, and another large store temporarily for renovations. During the second half of the year, the Company plans to reopen the renovated store, and to add 25,000 square meters of selling space.

As a result of these factors, together with continued competition in the sector and the effect of discount stores opened by the Company and its competitors, Same Store Sales for the quarter declined by 13.61%.

Gross profit for the quarter was NIS 357.1 million (US $74.9 million) compared with NIS 406.7 million in the second quarter of 2001. Gross margins for the quarter declined to 25.8% from 26.8% in the second quarter of 2001. This reflects competition and an increased emphasis on hard discount sales, partially compensated for by increased private label sales.

In addition, the Company's gross margins reflected an increase of 3.8% in the CPI for the second quarter of 2002, compared to an increase of just 1.6% in the CPI for the second quarter of 2001. The difference of 2.2% resulted in a decrease of NIS 7.5 million in gross profit and operating profit for the quarter compared to the corresponding quarter last year which was attributed to adjustments made to account for the effect of inflation on the opening balance of inventory.

Operating income for the second quarter was NIS 50.1 million (US $10.5 million) compared to NIS 88.6 million in the second quarter of 2001, with operating margin decreasing to 3.6% from 5.8% a year ago. The decline in operating margins is due to the decrease in sales, and the resulting reduction in gross margins. The decline was partially mitigated by the Company's ongoing efficiency program, which continues to reduce Selling, General and Administrative expenses relative to the Company's revenues.

Financing Income for the second quarter was NIS 19.6 million (US $4.1 million) compared to NIS 5.3 million for the second quarter of 2001. The increase derived from:

1) The increase in the CPI, which eroded the excess of unlinked monetary liabilities over unlinked monetary assets. The resulting gain on the net monetary position offset the interest expense on bank loans.
2) The difference between the two indexes used to adjust the Company's loans. The Company's long-term CPI-linked loans as of June 30 are adjusted for the changes in the CPI published prior to June 30, whereas the opening balances of these loans are adjusted for the changes in the CPI based on the index published in respect of June (published on July 15). Since the difference between the two CPIs was higher in the second quarter of 2002 than in the second quarter of 2001, the Company recorded lower financing expenses for the second quarter of 2002 as compared to 2001.
3) The Company has taken advantage of lower interest rates to renew outstanding loans under more favorable terms, thus reducing its financing expenses.

Net income for the second quarter was NIS 38.6 million (US $8.1 million), or NIS 1.01 per ADS (US $0.21) compared to NIS 47.8 million, or NIS 1.25 per ADS, for the second quarter of 2001.

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) for the quarter was NIS 88 million (US $18.5 million), resulting in an EBITDA margin of 6.4%.

Results for the First Six Months

Revenues for the first half of 2002 were NIS 2,816.8 million (US $590.7 million), a decrease of 3.8% compared to NIS 2,928.1 million for the first six months of 2001. Revenues for the first half were affected by all the factors listed above, except for the timing of the Passover holidays. Gross margins for the first six months of 2002 were 26.4%, compared to 27.4% for the first half of 2001.

The Company's operating income for the first six months of 2002 was NIS 121.0 million (US $25.4 million) compared to NIS 165.6 million in the first half of 2001. Operating margin for the period was 4.3%, compared to 5.7% for the corresponding period in 2001, reflecting the effect of Israel's current security and economic situation, mitigated partially by the success of the Company's ongoing efficiency program.

Net income for the first six months of 2002 was NIS 81.2 million (US $17.0 million), or NIS 2.12 per ADS (US $0.44), an increase of 0.69% compared to NIS 80.7 million, or NIS 2.10 per ADS for the first half of 2001.

During the first half of 2002, Same Store Sales declined by 9.4%. The Company opened 4 stores and closed 2 during the first half of 2002, adding a net total of 1,500 square meters to the chain. EBITDA for the first six months was NIS 197 million (US $41.3 million), resulting in an EBITDA margin of 7.0%.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square's President and Chief Executive Officer, said, "Our performance during the second quarter reflects the effect of a combination of factors, including Israel's difficult economic slowdown and security situation, the timing of store openings, and significant CPI-related financial adjustments. However, we expect improved top line performance during the second half due to a number of important developments, including the opening of new stores, the reopening of renovated branches, the continued rebranding of existing stores to discount formats, and other exciting activities."

Mr. Dar continued, "We are pleased with progress on a number of strategic fronts. We are on track with an aggressive expansion program, which will add about 25,000 square meters of selling space to the chain during the second half of 2002, and 30,000 during 2003. This includes an expanded emphasis on a number of specific consumer segments (such as the ultra-Orthodox market) and an expansion of our pharmaceutical outlets. We are on-track with our Private Label program, which we expect to grow from the current level of 7.1% of our sales to 9%-10% by year-end. The number of customers who use our new Blue Center Home Buying Network continues to grow, and we have recently expanded it to additional regions. We also continue to intensify our ongoing Category Management, Self-Distribution, and efficiency initiatives."

Mr. Dar concluded, "Although this is a difficult period, we remain confident and excited regarding our future potential. Supermarket chains still account for only 52% of food sales in Israel, compared to approximately 75% in Europe. We believe that now is the time to expand the chain to optimize our positioning for the long-term. Our strategies are helping us to make the best of today's market, and we are working hard to achieve improved performance during the second half of 2002 and beyond."

As previously reported, on August 15, 2002, the Company's largest shareholder, the Co-Op Blue Square Services Society Ltd. ("the Co-Op"), initiated a process under which it plans to sell all of its holdings (78.1%) in the Company's Ordinary Shares. The process is expected to be completed in due course.

The Company will hold a teleconference to review and discuss the results today, August 22, 2002, at 10:00 AM EDT (17:00 in Israel). The access number from the US or Canada is 888-273-9887. The access number from outside the US and Canada is 612-332-0923. To participate, please call the access number a few minutes before 10:30AM. A taped replay of the teleconference will be available after noon (EDT) on August 22, 2002, until midnight, August 27, 2002. To access the replay, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada. The access code for the replay is 647630.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 173 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company's business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's Annual

Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a) In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index ("CPI") through the latest balance sheet date ("Adjusted CPI"). The Israeli CPI increased by 3.8% for the three months ended June 30, 2002, while it increased by 1.6% for the three months ended June 30, 2001.

(b) The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the rate of exchange prevailing at June 30, 2002: US $1.00 equals NIS 4.769. The translation was made solely for the convenience of the reader.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of June 2002

	December 31	June 30		Convenience translation June 30
	2001	2001	2002	2002
	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)		(Unaudited)
	In thousands			
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	1,385	52,728	163,374	34,258
Trade receivables	594,486	606,023	563,032	118,061
Other accounts receivable	93,117	79,012	88,640	18,587
Inventories	344,847	344,035	309,250	64,846
	1,033,835	1,081,798	1,124,296	235,752
LONG-TERM INVESTMENTS				
Investments in affiliates	5,754	3,785	3,260	684
Long-term loan	-	-	1,725	361
	5,754	3,785	4,985	1,045
FIXED ASSETS				
Cost	3,289,254	3,194,846	3,366,419	705,896
Less - accumulated depreciation	1,012,727	951,319	1,084,495	227,405
	2,276,527	2,243,527	2,281,924	478,491
INTANGIBLE ASSETS AND DEFERRED CHARGES	100,985	105,749	95,891	20,107
	3,417,101	3,434,859	3,507,096	735,395

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of June 2002

	December 31	June 30		Convenience translation June 30
	2001	2001	2002	2002
	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)		(Unaudited)
	In thousands			
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term credit from banks	239,680	140,165	222,669	46,691
Trade payables	778,682	843,153	783,992	164,393
Other payables and accrued expenses	284,754	349,111	332,276	69,675
	1,303,116	1,332,429	1,338,937	280,759
LONG-TERM LIABILITIES				
Long-term loans from banks	394,484	471,096	451,590	94,693
Debentures	8,122	8,091	-	-
Deferred taxes	26,175	28,178	28,082	5,888
Accrued severance pay	(*) 25,935	20,589	28,135	5,900
	454,716	527,954	507,807	106,481
MINORITY INTEREST	174,260	162,195	156,303	32,775
SHAREHOLDERS' EQUITY				
Share capital - Ordinary shares of NIS 1 par value - Authorized: 100,000,000 shares; Issued and outstanding: 38,400,000 shares	53,019	53,019	53,019	11,117
Additional paid-in capital	753,777	753,777	753,777	158,058
Dividend declared after balance sheet date	59,485	-	-	-
Retained earnings	618,728	605,485	697,253	146,205
	1,485,009	1,412,281	1,504,049	315,380
	3,417,101	3,434,859	3,507,096	735,395

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
In Adjusted NIS of June 2002

	For the year ended December 31	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30
	2001	2001	2002	2001	2002	2002
	NIS	NIS	NIS	NIS	NIS	U.S.$
	(Audited)	(Unaudited)				(Unaudited)
	In thousands (except share and per share data)					
Sales	5,928,822	2,928,135	2,816,830	1,518,283	1,384,582	290,330
Cost of sales	4,311,463	(*)2,125,582	2,074,143	(*)1,111,566	1,027,454	215,444
Gross profit	1,617,359	802,553	742,687	406,717	357,128	74,886
Selling, general, and administrative expenses	1,295,167	(*) 636,989	621,690	(*) 318,111	307,030	64,380
Operating income	322,192	165,564	120,997	88,606	50,098	10,506
Financing income (expenses), net	(13,335)	(6,405)	30,936	5,321	19,645	4,118
	308,857	159,159	151,933	93,927	69,743	14,624
Amortization of goodwill	5,368	2,666	2,673	1,317	1,344	282
Other expenses, net	18,465	3,789	5,188	2,227	2,721	50
Income before taxes on income	285,024	152,704	144,072	90,383	65,678	13,772
Taxes on income	109,680	60,333	55,026	35,741	24,920	5,225
Income after taxes on income	175,344	92,371	89,046	54,642	40,758	8,547
Equity in net earnings (losses) of affiliates	3,623	1,765	(88)	1,193	-	-
Minority interest	(25,556)	(13,453)	(7,723)	(8,015)	(2,144)	(450)
Net income	153,411	80,683	81,235	47,820	38,614	8,097
Earnings per Ordinary Share or ADS	4.00	2.10	2.12	1.25	1.01	0.21
Weighted average number of shares or ADS outstanding during the period	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000	38,400,000

(*)Reclassified.

BLUE SQUARE - ISRAEL LTD.

SELECTED OPERATING DATA

In Adjusted NIS of December 2001

	For the six months ended June 30		For the three months ended June 30		Convenience translation for the three months ended June 30
	2002 NIS	2001 NIS	2002 NIS	2001 NIS	2002 U.S.$
	(Unaudited)		(Unaudited)		(Unaudited)
Sales (in millions)	2,817	2,928	1,385	1,518	290
Operating income (in millions)	121	166	50	89	10
Number of stores at end of period	173	169	173	169	NA
Stores opened during the period	4	3	1	2	NA
Stores closed during the period	2	2	0	1	NA
Total square meters at end of period	(*)280,600	264,900	(*)280,600	264,900	NA
Square meters added during the period	1,500	6,900	900	1,200	NA
Same store sales	(9.41%)	(1.72%)	(13.61%)	(3.33%)	NA
Sales per square meter (in thousands)	10,160	11,145	5,006	5,748	1,060
Sales per employee (in thousands)	381	383	188	196	39
EBITDA (in millions)	197	239	88	127	18
EBITDA margin	7.0%	8.2%	6.4%	8.4%	NA

(*) Includes 3,800 square meters associated with a store temporarily closed for renovation.